EXHIBIT 99.12
Indian GAAP Consolidated Statement, Notes and Report

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the 'Infosys Group') as at 30 June 2008, the consolidated Profit and Loss Account of the Infosys Group for the quarter ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the quarter ended on that date, annexed thereto.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 30 June 2008;
(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter ended on that date; and
(c)  in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the quarter ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 July 2008

Auditor's Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly consolidated financial results of Infosys Technologies Limited (the Company) for the quarter ended 30 June 2008 and the consolidated year to date results for the period 1 April 2008 to 30 June 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated year to date results:

(i) include the quarterly financial results and year to date of the following entities:

(a)	Infosys BPO Limited;
(b)	Infosys BPO s.r.o;
(c)	Infosys Consulting Inc;
(d)	Infosys Technologies (Australia) Pty Limited;
(e)	Infosys Technologies (China) Co. Limited;
(f)	Infosys Technologies S. De R.L.De C.V. – Mexico ;
(g)	P- Financial Services Holding B.V. Netherlands;
(h)	P- Financial Services Poland Sp z.o.o;
(i)	P-F Services Centre Thailand Limited;
(j)	Pan Financial Shared Services India Private Limited; and
(k)	Mainstream Software Pty Limited.

(ii)  have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(iii) give a true and fair view of the consolidated net profit and other financial information for the quarter ended 30 June 2008 as well as the consolidated year to date results for the period from 1 April 2008 to 30 June 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 July 2008

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	June 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	14,863	13,509
		15,149	13,795
MINORITY INTEREST		–	–
		15,149	13,795
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,773	5,439
Less: Accumulated depreciation and amortization		2,154	1,986
Net book value		3,619	3,453
Add: Capital work-in-progress		1,338	1,324
		4,957	4,777
INVESTMENTS	4	153	72
DEFERRED TAX ASSETS	5	126	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,336	3,297
Cash and bank balances	7	6,145	6,950
Loans and advances	8	3,125	2,771
		12,606	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,168	1,912
Provisions	10	525	2,279
NET CURRENT ASSETS		9,913	8,827
		15,149	13,795
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for B S R & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer	Chief Operating Officer
Membership No. 32815			and Managing Director
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended June 30,
		2008	2007
Income from software services, products and business process management		4,854	3,773
Software development and business process management expenses	11	2,754	2,169
GROSS PROFIT		2,100	1,604
Selling and marketing expenses	12	257	205
General and administration expenses	13	364	315
		621	520
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		1,479	1,084
Depreciation		169	144
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		1,310	940
Other income, net	14	117	253
NET PROFIT BEFORE TAX AND MINORITY INTEREST		1,427	1,193
Provision for taxation (refer to note 24.2.8)	15	125	114
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		1,302	1,079
Minority interest		–	–
NET PROFIT AFTER TAX AND MINORITY INTEREST		1,302	1,079

Balance Brought Forward		6,828	4,941
Less: Residual dividend paid		1	–
Additional dividend tax		–	–
		6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION		8,129	6,020
Dividend
Interim		–	–
Final		–	–
One time special dividend		–	–
Total dividend		–	–
Dividend tax		–	–
Amount transferred to General Reserve		–	–
Balance in profit and loss account		8,129	6,020
		8,129	6,020
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		22.75	18.89
Diluted		22.70	18.82
Number of shares used in computing earnings per share
Basic		57,21,99,447	57,12,09,862
Diluted		57,35,61,834	57,33,39,994
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
* Refer to note 24.2.16
The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached
for B S R & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer	Chief Operating Officer
Membership No. 32815			and Managing Director
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Quarter ended June 30,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and minority interest		1,427	1,193
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		169	144
Interest and dividend income		(195)	(183)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(32)	(16)
Effect of foreign currency translation on subsidiaries		27	5
Changes in current assets and liabilities
Sundry debtors	16	(39)	(60)
Loans and advances	17	(294)	(91)
Current liabilities and provisions	18	248	(8)
Income taxes paid	19	(35)	(47)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,276	937
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(337)	(336)
Payment for acquisition by subsidiary		(9)	–
Payment for acquisition of shared service centre		(6)	–
Investments in/ disposal of securities	21	(81)	25
Proceeds from disposal of fixed assets		1	–
Interest and dividend received	23	95	183
NET CASH USED IN INVESTING ACTIVITIES		(337)	(128)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		26	–
Dividends paid during the period, including dividend tax		(1,821)	(431)
NET CASH USED IN FINANCING ACTIVITIES		(1,795)	(431)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		32	16
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(824)	394
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,235	6,048
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	7,411	6,442
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for B S R & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer	Chief Operating Officer
Membership No. 32815			and Managing Director
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		June 30, 2008	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,23,43,176 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Foreign currency translation reserve	49	22
	Share premium account - As at April 1,	2,851	2,768
	Add: Receipts on exercise of employee stock options	26	58
	Income Tax benefit arising from exercise of stock options	–	25
		2,877	2,851
	General reserve - As at April 1,	3,802	3,255
	Add: Transfer from the Profit and Loss Account	–	547
		3,802	3,802
	Balance in Profit and Loss Account	8,129	6,828
		14,863	13,509

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Balance Sheet
in Rs. Crore, except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value as at
		As at April 1, 2008	Additions	Deletions/ Retirement	As at June 30, 2008	As at April 1, 2008	For the period	Deletions/ Retirement	As at June 30, 2008	June 30, 2008	March 31, 2008
	Goodwill	689	13	–	702	–	–	–	–	702	689
	Land: free-hold	131	–	–	131	–	–	–	–	131	131
	leasehold	99	–	–	99	–	–	–	–	99	99
	Buildings	1,958	148	–	2,106	378	34	–	412	1,694	1,580
	Plant and machinery	869	83	1	951	416	42	–	458	493	453
	Computer equipment	1,076	54	1	1,129	848	64	1	911	218	228
	Furniture and fixtures	581	35	–	616	327	27	–	354	262	254
	Leasehold improvements	33	3	–	36	17	2	–	19	17	16
	Vehicles	3	–	–	3	–	–	–	–	3	3
		5,439	336	2	5,773	1,986	169	1	2,154	3,619	3,453
	Previous period	4,642	102	1	4,743	1,836	144	1	1,979	2,764
	Previous year	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		June 30, 2008	March 31, 2008
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		–	–
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds*	153	72
		153	72
	Aggregate amount of unquoted investments	153	72
	* refer to note 24.2.11
5	DEFERRED TAX ASSETS
	Fixed assets	98	91
	Sundry debtors	7	7
	Others	21	21
		126	119
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	–	–
	considered doubtful	21	21
	Other debts
	Unsecured
	considered good*	3,336	3,297
	considered doubtful	31	20
		3,388	3,338
	Less: Provision for doubtful debts	52	41
		3,336	3,297
	* Includes dues from companies where directors are interested	2	2
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks
	In current accounts *	293	293
	In deposit accounts in Indian Rupees	5,253	5,913
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	175	153
	In current accounts in foreign currency	424	591
		6,145	6,950
	*Includes balance in unclaimed dividend account	6	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	29	33
	For supply of goods and rendering of services	14	13
	Advance to gratuity trust	6	12
	Interest accrued and not due	286	186
	Withholding and other taxes receivable	44	13
	Visa receivable	11	–
	Others	28	21
		418	278
	Unbilled revenues	702	482
	Advance income tax	138	218
	MAT credit entitlement	235	175
	Loans and advances to employees
	Housing and other loans	42	42
	Salary advances	77	73
	Electricity and other deposits	35	32
	Rental deposits	31	25
	Deposits with financial institution and body corporate (refer note 24.2.9)	1,447	1,446
		3,125	2,771
	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		3,127	2,772
	Less: Provision for doubtful loans and advances to employees	2	1
		3,125	2,771
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	17	53
	Accrued salaries and benefits
	Salaries	93	80
	Bonus and incentives	264	413
	Unavailed leave	225	190
	For other liabilities
	Provision for expenses	548	450
	Retention monies	52	53
	Withholding and other taxes payable	249	218
	Mark to Market forward contract & option - liability, net	261	118
	Gratuity obligation - unamortised amount	32	33
	Others	11	10
		1,752	1,618
	Advances received from clients	13	6
	Unearned revenue	393	286
	Unclaimed dividend	6	2
	Payable for acquisition by subsidiary	4	–
		2,168	1,912
10	PROVISIONS
	Proposed dividend	–	1,559
	Provision for
	Tax on dividend	–	265
	Income taxes*	479	402
	Post-sales client support and warranties	46	53
		525	2,279
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended June 30,
		2008	2007
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,234	1,744
	Overseas group health insurance	47	25
	Contribution to provident and other funds	55	45
	Staff welfare	14	11
	Overseas travel expenses	120	150
	Visa charges and others	60	–
	Traveling and conveyance	–	2
	Technical sub-contractors	85	83
	Software packages
	For own use	65	46
	For service delivery to clients	16	12
	Communication expenses	21	18
	Rent	19	6
	Computer maintenance	6	6
	Consumables	5	7
	Provision for post-sales client support and warranties	(4)	–
	Miscellaneous expenses	11	14
		2,754	2,169
12	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	176	141
	Overseas group health insurance	2	1
	Contribution to provident and other funds	1	1
	Staff welfare	1	1
	Overseas travel expenses	33	28
	Visa charges and others	1	–
	Traveling and conveyance	1	1
	Brand building	14	11
	Commission and earnout charges	6	1
	Professional charges	6	5
	Rent	4	4
	Marketing expenses	6	6
	Telephone charges	3	2
	Printing and stationery	–	–
	Advertisements	–	2
	Sales promotion expenses	1	1
	Office maintenance	–	–
	Communication expenses	1	–
	Insurance charges	–	–
	Consumables	–	–
	Software packages
	For own use	–	–
	Computer maintenance	–	–
	Rates and taxes	–	–
	Miscellaneous expenses	1	–
		257	205
13	GENERAL AND ADMINISTRATION EXPENSES

	Salaries and bonus including overseas staff expenses	99	78
	Contribution to provident and other funds	4	3
	Staff welfare	–	1
	Telephone charges	36	31
	Professional charges	52	42
	Power and fuel	36	30
	Office maintenance	37	29
	Guesthouse maintenance	1	–
	Traveling and conveyance	23	23
	Visa charges and others	–	–
	Overseas travel expenses	8	5
	Insurance charges	7	8
	Printing and stationery	3	7
	Rates and taxes	8	6
	Donations	5	5
	Rent	5	6
	Advertisements	1	3
	Professional membership and seminar participation fees	2	3
	Repairs to building	6	4
	Repairs to plant and machinery	4	5
	Postage and courier	3	3
	Books and periodicals	–	1
	Recruitment and training	2	1
	Provision for bad and doubtful debts	15	15
	Provision for doubtful loans and advances	–	–
	Commission to non-whole time directors	1	1
	Auditor's remuneration
	Statutory audit fees	–	–
	Certification charges	–	–
	Others	–	–
	Out-of-pocket expenses	–	–
	Bank charges and commission	1	–
	Freight charges	–	–
	Research grants	2	3
	Software packages
	For own use	–	–
	Transaction processing fee and filing fee	–	–
	Miscellaneous expenses	3	2
		364	315
14	OTHER INCOME, NET

	Interest received on deposits with banks and others*	193	182
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	2	1
	Miscellaneous income, net (Refer to note 24.2.10)	2	2
	Exchange gains / (losses)	(80)	68
		117	253
	*includes tax deducted at source	11	29
15	PROVISION FOR TAXATION
	Income taxes*	192	165
	MAT credit entitlement	(60)	(44)
	Deferred taxes	(7)	(7)
		125	114
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Quarter ended June 30,
		2008	2007
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,336	2,496
	Less: Opening balance considered	(3,297)	(2,436)
		39	60
17	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet*	3,125	2,437
	Add: Gratutity transitional liability	9	–
	Gratuity obligation - unamortised amount relating to plan amendment (Refer to note 24.2.17)	(32)	–

	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,266)	(1,309)
	MAT credit entitlement	(235)	(44)
	Advance income taxes separately considered	(138)	(300)
	Interest accrued and not due	(286)	–
		1,177	784
	Less: Opening balance considered	(883)	(693)
		294	91
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 181 crore (Rs.132 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,693	1,776
	Add/ (Less): Unclaimed dividend	(6)	(5)
	Gratuity obligation - unamortised amount relating to plan ammendment	(32)	–
	Due to option holders of Infosys BPO	–	(2)
	Payable for acquisition made by subsidiary	(4)	–
	Provisions separately considered in the cash flow statement
	Income taxes	(479)	(289)
		2,172	1,480
	Less: Opening balance considered	(1,924)	(1,488)
		248	(8)
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	125	114
	Add: Increase/ (Decrease) in advance income taxes	(80)	(53)
	Increase / (Decrease) in deferred taxes	7	7
	Increase / (Decrease) in MAT credit entitlement	60	44
	Less:(Increase)/Decrease in income tax provision	(77)	(65)
		35	47
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	323	102
	Less: Opening Capital work-in-progress	(1,324)	(965)
	Add: Closing Capital work-in-progress	1,338	1,199
		337	336
	* Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company for the year ended March 31, 2008.
	* Excludes goodwill of Rs. 13 crore related to acquisition by subsidiary during the quarter ended June 30,2008.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	153	–
	Less: Opening balance considered	(72)	(25)
		81	(25)
	* Refer to note 24.2.11 for details of investments and redemptions
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,145	5,133
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,266	1,309
		7,411	6,442
	** Excludes restricted deposits held with LIC of Rs. 181 crore (Rs.132 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	195	183
	Less: Interest acrrued but not due closing balance	286	–
		95	234

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Financial Statements for the quarter ended June 30, 2008
24.Significant accounting policies and notes on accounts
Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The solutions span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1. Significant accounting policies
24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.  Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

24.1.3. Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

24.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalised until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.  Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.  Impairment of goodwill is evaluated annually, unless it indicates a more frequent evaluation. Impairment is recorded in the profit and loss account to the extent the net discounted cashflows from the continuance of the acquisition are lower than its carrying value.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
24.1.7. Retirement benefits to employees
24.1.7.a. Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees of the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the “Trust”). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

24.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

24.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus"

24.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge,the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

The Company adopted Accounting Standard AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption does not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

24.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.  Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account

24.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests.  Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

24.1.15. Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
24.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs. crore
	Quarter ended June 30,
	2008	2007
Salaries and bonus including overseas staff expenses	2,509	1,963
Overseas group health Insurance	49	26
Contribution to provident and other funds	60	49
Staff welfare	15	13
Overseas travel expenses	222	183
Traveling and conveyance	24	26
Technical sub-contractors	85	83
Software packages
for own use	65	46
for service delivery to clients	16	12
Professional charges	58	47
Telephone charges	39	33
Communication expenses	22	18
Power and fuel	36	30
Office maintenance	37	29
Guesthouse maintenance	1	–
Rent	28	16
Brand building	14	11
Commission and earnout charges	6	1
Insurance charges	7	8
Printing and stationery	3	7
Computer maintenance	6	6
Consumables	5	7
Rates and taxes	8	6
Advertisements	1	5
Donations	5	5
Marketing expenses	6	6
Professional membership and seminar participation fees	2	3
Repairs to building	6	4
Repairs to plant and machinery	4	5
Postage and courier	3	3
Provision for post-sales client support and warranties	(4)	–
Books and periodicals	–	1
Recruitment and training	2	1
Provision for bad and doubtful debts	15	15
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	1	1
Sales promotion expenses	1	1
Auditor's remuneration
statutory audit fees	1	–
certification charges	–	–
others	–	–
Bank charges and commission	1	–
Freight charges	–	–
Research grants	2	3
Transaction Processing Fee and Filing Fee	–	–
Miscellaneous expenses	14	16
	3,375	2,689
Fringe Benefit Tax (FBT) in India amounting included in the above	6	5
24.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	June 30, 2008	March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	570	664
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	7
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs. 101 crore (Rs. 101 crore)) *	2	3
Forward contracts outstanding
In US $	$ 609,300,000	US$ 586,300,000
(Equivalent approximate in Rs. crore)	2,622	2,346
In Euro	€ 3,000,000	€ 14,800,000
(Equivalent approximate in Rs. crore)	20	93
In GBP	£3,000,000	£3,000,000
(Equivalent approximate in Rs. crore)	26	24
Options contracts outstanding
Euro Forward Extra in Euro	–	€ 5,000,000
(Equivalent approximate in Rs. crore)	–	32
Range barrier options in US $	$ 185,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	796	400
Euro Accelerator	–	€ 12,000,000
(Equivalent approximate in Rs. crore)	–	76
Range barrier options in GBP	£3,000,000	£7,500,000
(Equivalent approximate in Rs. crore)	26	60

* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore (Rs 98 crore), including interest of Rs 18 crore (Rs 18 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax ( Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.
24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter ended June 30, 2008 and 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Lease rentals recognized during the period	28	16

in Rs. Crore
Lease obligations	As at
	June 30, 2008	March 31, 2008
Within one year of the balance sheet date	67	65
Due in a period between one year and five years	151	145
Due after five years	78	76

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.
24.2.4. Related party transactions

During the quarter ended June 30, 2008, an amount of Rs.5 crore (Rs. 5 crore for quarter ended June 30, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.
24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2008 and 2007 have been detailed in Schedule 24.3, since the amounts are less than a crore.
24.2.6. Research and development expenditure
in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Revenue	46	55

24.2.7. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2008	2007
Options outstanding, beginning of period	15,30,447	20,84,124
Granted	–	–
Less: exercised	2,00,389	–
forfeited	31,220	–
Options outstanding, end of period	12,98,838	20,84,124
1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000  equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2008	2007
Options outstanding, beginning of period	14,94,693	18,97,840
Granted	–	–
Less: exercised	1,47,029	–
forfeited	32,337	34,945
Options outstanding, end of period	13,15,327	18,62,895
The aggregate options considered for dilution are set out in note 24.2.16
Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002.  All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO.  The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant.  Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting.  The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the quarter ended June 30, 2008 and 2007 :-
Number of options granted, exercised and forfeited	Quarter ended June 30,
	2008	2007
Options outstanding, beginning of period	–	2,200
Granted	–	–
Less: exercised	–	–
forfeited	–	–
Purchase by Infosys / Swapped with Infosys options	–	1,725
Options outstanding, end of period	–	475
Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended June 30,
	2008	2007
Net Profit:
As Reported	1,302	1,079
Less: Stock-based employee compensation expense	2	3
Adjusted Proforma	1,300	1,076
Basic Earnings per share as reported	22.75	18.89
Proforma Basic Earnings per share	22.72	18.84
Diluted Earnings per share as reported	22.70	18.82
Proforma Earnings per share as reported	22.67	18.77

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option's Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter ended June 30, 2008, 200,389 and 147,029 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore for the quarter ended June 30, 2008 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

24.2.8. Income taxes

The provision for taxation is the tax liability in India on the company's worldwide income. The tax has been computed on the worldwide income as reduced by exempt income in India and related tax credit in India for tax liabilities arising on overseas income sourced from those countries. Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks (“STPs”).  Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development or March 31, 2010.

Infosys also has operations in a Special Economic Zone ("SEZs"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 235 crore is carried in "Loans and Advances" in the balance sheet as of June 30, 2008.

The tax provision for the quarters ended June 30, 2008, June 30, 2007 and for the year ended March 31, 2008; includes a net reversal of Rs. 31 crore, Rs. 51 crore and Rs. 121 crore, relating to liabilities no longer required.

24.2.9. Loans and advances
in Rs. Crore
Particulars	As at
	June 30, 2008	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	1,000
GE Capital Services India Limited	266	285
Life Insurance Corporation of India	181	161
	1,447	1,446
Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

24.2.10. Fixed assets
Profit / loss on disposal of fixed assets during the quarter ended June 30, 2008 and 2007 is less than Rs.1 crore and accordingly disclosed in note 24.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2008.

24.2.11. Details of Investments
Details of investments in and disposal of securities for the quarter ended June 30, 2008 and 2007:
in Rs crore
Particulars		Quarter ended June 30,
		2008	2007
Investment in securities
Liquid Mutual funds		162	472
		162	472
Redemption / Disposal of Investment in securities
Liquid Mutual funds		81	497
		81	497
Net movement in investment		81	(25)
24.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary	Country of incorporation	Holding as at
		June 30, 2008	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s.r.o.*	Czech Republic	99.98%	99.98%
P-Financial Services Holding B.V. Netherlands **	Netherlands	99.98%	99.98%
Mainstream Software Pty Limited	Australia	100%	–
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO
Infosys BPO

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination which resulted in a Goodwill of Rs. 83 crore. As of June 30, 2008 Infosys holds 99.98% of the equity in Infosys BPO.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of June 30, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.
Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US$  20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc.  As of March 31, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

Investment by Infosys Australia

During the quarter ended June 30, 2008 Infosys Australia acquired Mainstream Software Pty Limited for a consideration of Rs. 13 crore. Consequent to such acquisition Goodwill to the extent of Rs. 13 crores have been recognised in the books.

24.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at June 30, 2008,  the company has provided for doubtful debts of Rs. 31 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.  Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.  The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.  Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.  North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended June 30, 2008 and 2007:
in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,674	894	959	590	737	4,854
	1,361	512	831	407	662	3,773
Identifiable operating expenses	742	407	349	257	312	2,067
	611	230	311	181	274	1,607
Allocated expenses	451	241	259	159	198	1,308
	390	147	238	117	190	1,082
Segmental operating income	481	246	351	174	227	1,479
	360	135	282	109	198	1,084
Unallocable expenses						169
						144
Operating income						1,310
						940
Other income (expense), net						117
						253
Net profit before taxes and exceptional items						1,427
						1,193
Income taxes						125
						114
Net profit after taxes and before exceptional items						1,302
						1,079
Income from sale of investments (net of taxes)						–
						–
Net profit after taxes, exceptional items and before minority interest						1,302
						1,079
Geographic segments
Quarter ended June 30, 2008 and 2007:
in Rs. crore
Particulars		North America	Europe	India	Rest of the World	Total
Revenues		3,039	1,329	61	425	4,854
		2,362	1,011	67	333	3,773
Identifiable operating expenses		1,330	534	27	176	2,067
		1,049	400	18	140	1,607
Allocated expenses		819	358	16	115	1,308
		677	290	19	96	1,082
Segmental operating income		890	437	18	134	1,479
		636	321	30	97	1,084
Unallocable expenses						169
						144
Operating income						1,310
						940
Other income (expense), net						117
						253
Net profit before taxes and exceptional items						1,427
						1,193
Income taxes						125
						114
Net profit after taxes and before exceptional items						1,302
						1,079
Income from sale of investments (net of taxes)						–
						–
Net profit after taxes, exceptional items and before minority interest						1,302
						1,079

24.2.15. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs.  The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2008	2007
Final dividend for Fiscal 2007	10,92,18,536	–	71
Final dividend for Fiscal 2008	10,95,11,049	79	–
Special dividend for Fiscal 2008	10,95,11,049	219	–
24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share
		Quarter ended June 30,
		2008	2007
Number of shares considered as basic weighted average shares outstanding		57,21,99,447	57,12,09,862
Add: Effect of dilutive issues of shares/stock options		13,62,387	21,30,132
Number of shares considered as weighted average shares and potential shares outstanding		57,35,61,834	57,33,39,994
24.2.17. Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation:		in Rs. Crore
		Quarter ended
		June 30, 2008	June 30, 2007
Obligations at period beginning		224	225
Service Cost		6	11
Interest cost		5	4
Actuarial (gain)/loss		2	(1)
Benefits paid		(7)	(4)
Ammendement in benefit plan		–	–
Obligations at period end		230	235
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value		236	225
Expected return on plan assets		5	5
Actuarial gain/(loss)		–	(1)
Contributions		–	10
Benefits paid		(7)	(4)
Plans assets at period end, at fair value		234	235
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period		236	235
Present value of the defined benefit obligations at the end of the period		230	235
Asset recognized in the balance sheet		6	–
Assumptions
Interest rate		8.69%	8.20%
Estimated rate of return on plan assets		8.69%	8.20%
in Rs. Crore
		Quarter ended June 30,
		2008	2007
Gratuity cost for the period
Service cost		6	11
Interest cost		5	4
Expected return on plan assets		(5)	(5)
Actuarial (gain)/loss		2	–
Amortizations(reduction in benefits )		(1)	–
Net gratuity cost		7	10
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate		8.69%	8.20%
Estimated rate of return on plan assets		8.69%	8.20%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees.  The unamortized liability as at June 30, 2008 amounted to Rs. 32 crore.

24.2.18. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

24.2.19. Cash flow statement
a. The balance of cash and cash equivalents includes Rs. 6 crore as at June 30, 2008 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

b. Deposits with financial institutions and body corporate as at June 30, 2008 include an amount of Rs.181crore (Rs. 161 crore as at  March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items

			in Rs. Crore
Schedule	Description	June 30, 2008	March 31, 2008
Balance Sheet
3	Fixed assets
	Additions
	Vehicles	0.23	1.18
	Deductions/retirements
	Plant and machinery	–	146.47
	Furniture and fixtures	–	129.24
	Vehicles	0.16	0.05
	Depreciation
	Vehicles	0.14	0.55
	Depreciation on assets sold during the period
	Vehicles	0.02	0.03
7	Cash on hand	0.18	0.08
8	Unsecured, considered doubtful
	Advance to gratuity trust	–	12.00
10	Provision
	Gratuity payable	0.56	0.30
	Minority Interest	0.07	–
Profit & Loss Items in Rs. Crore
Schedule	Description	Quarter ended June 30,
Profit & Loss		2008	2007
	Provision for Post Sale Customer Support	–	0.37
12	Selling and Marketing expenses
	Staff Welfare	–	–
	Printing and stationery	0.29	0.41
	Office maintenance	0.11	0.06
	Consumables	0.03	0.07
	Software for own use	0.02	0.05
	Computer maintenance	–	0.02
	Insurance charges	0.06	0.05
	Advertisements	0.23	2.00
	Miscellaneous expenses	–	0.35
	Sales promotion expenses	–	1.00
	Communication Expenses	–	0.40
13	General and Administrative expenses
	Overseas group health insurance	0.33	–
	Visa charges and others	0.44	–
	Books and Periodicals	–	1.00
	Guesthouse maintenance	–
	Provision for doubtful loans and advances	(0.02)	0.07
	Commission to non-wholetime directors	–	1.00
	Auditor's remuneration :
	Statutory audit fees	–	0.26
	Out-of-pocket expenses	0.01	0.01
	Certification charges	0.01	0.07
	Bank charges and commission	–	0.41
	Freight charges	0.24	0.24
	Bad debts written off	–	0.16
14	Other Income
	Miscellaneous Income	–	2.00
	Additional Dividend tax	0.12	–
24.2.1	Aggregate expenses
	Provision for Post Sale Customer Support	–	0.37
	Provision for doubtful loans and advances	(0.02)	0.07
	Auditor's remuneration:
	statutory audit fees	–	0.26
	certification charges	0.01	0.07
	out-of-pocket expenses	0.01	0.01
	Bank Charges and Commission	–	0.41
	Sales promotion expenses	–	1.00
	Freight charges	0.24	0.24
	Commission to non-wholetime directors	–	1.00
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.04	–
	Loss on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Minority Interest	–	0.39
Cash Flow Statement Items		in Rs. Crore
		Quarter ended June 30,
Schedule	Description	2008	2007
Cash Flow Statement	Profit/ loss on sale of fixed assets	0.04	(0.01)
	Provisions for investments	–	–
	Proceeds on disposal of fixed assets	0.19	0.01
	Residual Dividend Paid	–	0.01
	Profit on Sale of Liquid Mutual Funds	–	0.06

Transactions with key management personnel
Key management personnel comprise directors and members of the executive council.
Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter ended June 30, 2008 and 2007 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.18	0.25
	0.04	0.01	0.13	0.18
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.19	0.26
	0.04	0.01	0.13	0.18
Chief Operating Officer
S D Shibulal	0.06	0.01	0.18	0.25
	0.03	0.01	0.12	0.16
Whole-time Directors
K Dinesh	0.06	0.01	0.18	0.25
	0.04	0.01	0.14	0.19
T V Mohandas Pai	0.09	0.02	1.01	1.12
	0.06	0.02	0.25	0.33

Srinath Batni	0.08	0.02	0.75	0.85
	0.05	0.01	0.20	0.26
Chief Financial Officer
V Balakrishnan	0.07	0.02	1.44	1.53
	0.04	0.01	0.15	0.20
Executive Council Members
Ashok Vemuri	0.43	–	1.46	1.89
	0.24	–	0.43	0.67
Chandra Shekar Kakal	0.06	0.01	0.85	0.92
	0.03	0.01	0.14	0.18
B.G. Srinivas	0.46	–	1.76	2.22
	0.32	–	0.57	0.89
Subhash B. Dhar	0.05	0.02	0.72	0.79
	0.01	–	0.03	0.04
Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter ended June 30, 2008 and 2007:
Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.15	–	–	0.15
	0.14	–	–	0.14
Prof.Marti G. Subrahmanyam	0.15	–	0.15	0.30
	0.12	–	0.06	0.18
Dr.Omkar Goswami	0.12	–	0.01	0.13
	0.12	–	–	0.12
Rama Bijapurkar	0.12	–	0.01	0.13
	0.12	–	–	0.12
Claude Smadja	0.15	–	0.05	0.20
	0.11	–	0.04	0.15
Sridar A. Iyengar	0.18	–	0.09	0.27
	0.12	–	0.06	0.18
Jeffrey S. Lehman	0.14	–	0.12	0.26
	0.11	–	–	0.11
David L. Boyles	0.15	–	0.07	0.22
	0.12	–	–	0.12
N. R. Narayana Murthy*	0.13	–	–	0.13
	0.12	–	–	0.12
* Non-executive chairman of the board and chief mentor.